File No. 812-[  ]
UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of

Reinhart Partners, Inc.
1500 West Market Street, Suite 100
Mequon, Wisconsin 53092

Managed Portfolio Series
615 East Michigan Street, 4th Floor
Milwaukee, Wisconsin 53202

Quasar Distributors, LLC
777 East Wisconsin Avenue, 6th Floor
Milwaukee, Wisconsin 53202

Please send all communications and orders to:
Michael O’Hare, Esq. Stradley Ronon Stevens & Young LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103	Jeanine Bajczyk, Esq. U.S. Bancorp Fund Services, LLC 615 E. Michigan Street Milwaukee, WI 53202

Page 1 of 6 sequentially numbered pages (including exhibits).
As filed with the U.S. Securities and Exchange Commission on October 4, 2017.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

I.	SUMMARY OF APPLICATION

In this application, Managed Portfolio Series (“Trust”), Reinhart Partners, Inc. (“Adviser”), and Quasar Distributors, LLC (“Distributor”) (collectively, the “Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act (“Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of exchange-traded managed funds (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the exchange-traded managed fund listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as an exchange-traded managed fund as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein (each such company or series and Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

II.	APPLICANTS

A.	The Trust

The Trust is a statutory trust organized under the laws of the State of Delaware and will consist of one or more series operating as exchange-traded managed funds. The Trust is registered with the Commission as an open-end management investment company under the Act. Each Fund’s portfolio positions will consist of securities and other assets selected and managed by its Adviser or Subadviser (as defined below) to pursue the Fund’s investment objective. In all cases, a Fund’s investments will be made in accordance with its investment policies and the requirements of the Act and rules thereunder. If a Fund operates as a feeder fund in a master-feeder structure, its investments will be made through the associated master fund.

B.	The Adviser

The Adviser will be the investment adviser to the Initial Fund. The Adviser is a Wisconsin corporation with its principal place of business in Mequon, Wisconsin. The Adviser is, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into, or anticipates entering into, a licensing agreement with Eaton Vance Management, or an affiliate thereof, in order to offer exchange-traded managed funds.3

1 Eaton Vance Management, et al., Investment Company Act Rel. Nos. 31333 (November 6, 2014) (notice) and 31361 (December 2, 2014) (order).
2 All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.
3 Aspects of the Funds' proposed method of operation are described in one or more of U.S. Patent Nos. 7,444,300, 7,496,531, 7,689,501, 8,131,621, 8,306,901, 8,332,307, 8,452,682, 8,577,877 and 8,655,765 and in pending patent applications

Subject to the oversight and authority of the Trust’s board of trustees, the Adviser will develop and manage the overall investment program of each Fund and will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services). The Adviser may enter into subadvisory agreements with other investment advisers to act as subadvisers with respect to Funds (“Subadvisers”). Any Subadviser will be registered under the Advisers Act unless not subject to such registration.

C.	The Distributor

The Distributor is a Delaware limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser. Any distributor will comply with the terms and conditions of this application. The Distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•
With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•
With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•	With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.	NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

Reinhart Partners, Inc. By: /s/ Sandra A. King Sandra A. King Principal and Chief Compliance Officer	Managed Portfolio Series By: /s/ James R. Arnold James R. Arnold President	Quasar Distributors, LLC By: /s/ James R. Schoenike James R. Schoenike President

.
AUTHORIZATION RULE 0-2 (c)(1)

Resolutions of
Managed Portfolio Series
(as adopted October 4, 2017)

RESOLVED, that the filing with the SEC by the officers of the Trust, in the name and on behalf of the Trust, of an Application for an Order (the “Application”) regarding exemptive relief for exchange-traded managed funds, in conjunction with Reinhart Partners, Inc., is approved; and

FURTHER RESOLVED, that the filing with the SEC by the officers of the Trust, in the name and on behalf of the Trust, of one or more amendments to the Application in response to comments from the SEC staff, counsel or the officers of the Trust is approved; and

FURTHER RESOLVED, that the filing with the SEC by the officers of the Trust, in the name and on behalf of the Trust, of an Application for an Order regarding exemptive relief for exchange-traded managed funds is approved.

Managed Portfolio Series By: /s/ Jeanine Bajczyk Jeanine Bajczyk Secretary

Authorization of
Reinhart Partners, Inc.

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Reinhart Partners, Inc. have been taken, and that as Principal and Chief Compliance Officer thereof, she is authorized to execute and file the same on behalf of Reinhart Partners, Inc. and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Reinhart Partners, Inc. By: /s/ Sandra A. King Sandra A. King Principal and Chief Compliance Officer Dated as of October 4, 2017

Authorization of
Quasar Distributors, LLC

 In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Quasar Distributors, LLC have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of Quasar Distributors, LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Quasar Distributors, LLC By: /s/ James R. Schoenike James R. Schoenike President Dated as of October 4, 2017

VERIFICATION RULE 0-2 (d)

Verification of
Reinhart Partners Inc.

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, Reinhart Partners, Inc.; that she is Principal and Chief Compliance Officer of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 4th day of October, 2017, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Reinhart Partners, Inc. By: /s/Sandra A. King Sandra A. King Principal and Chief Compliance Officer

Verification of
Managed Portfolio Series

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Managed Portfolio Series; that he is President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 4th day of October, 2017, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Managed Portfolio Series By: /s/ James R. Arnold James R. Arnold President

Verification of
Quasar Distributors, LLC

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Quasar Distributors, LLC; that he is President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 4th day of October, 2017, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Quasar Distributors, LLC By: /s/ James R. Schoenike James R. Schoenike President

APPENDIX A
The Initial Fund

Reinhart Intermediate Bond NextShares.  Normally invests in investment grade taxable domestic fixed income securities consisting of treasury, agency, corporate and asset backed bonds.